Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-156414 Dated January 27, 2009

FriendFinder Networks Inc.

Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A was published by the Wall Street Journal Online on January 19, 2009.  The article attached as Exhibit B was published by Dow Jones & Company, Inc. on January 14, 2009. The article attached as Exhibit C was published by Reuters on January 6, 2009.

These articles were not prepared by or reviewed by FriendFinder Networks Inc. (the "Company") or any other offering participant prior to their publication.  The publishers of these articles are not affiliated with the Company.  The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company.  Statements in these articles that are not attributed directly to Mr. Bell or Mr. Staton or based on, or derived from, the Company's public filings with the U.S. Securities and Exchange Commission (“SEC”) represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

The Company believes that the following information is appropriate to clarify and correct information contained in the attached articles, including but not limited to information attributed to Marc H. Bell, the Company’s chief executive officer and president or Daniel Staton, the Company’s chairman of the board.

•

In the article attached as Exhibit B, the author states “Staton said he and Bell are family men who approached FriendFinder Networks as an investment in a quality business offering products that people want.” In fact, the statement that Mr. Bell and Mr. Staton saw the Company as an investment in a quality business offering products that people want should not be attributed to Mr. Staton.

•

In the article attached as Exhibit C, the author states “[Mr. Bell] hopes to whet the appetite of investors with FriendFinder’s recent quarterly results, which showed growth from cash operations. But it might be a hard sell since the company has posted losses in the last three years.” In fact, this statement should not be attributed to Mr. Bell.

•

In the article attached as Exhibit C, the author states that Penthouse Media Group paid $500 million in December 2007 to buy Various Inc.  In fact, the purchase price for Various Inc. was $401 million, which gives effect to post-closing working capital adjustments, legal and other acquisition costs paid and the fair market value of the notes and warrants issued as consideration to the sellers, as described in the financial statements contained in the Company’s Registration Statement.

•

In the article attached as Exhibit C, the author attributes the quote "Sixty-five percent of our member base is outside of the U.S., so we wanted a global bank.” to Mr. Bell. In addition, in the article attached as Exhibit C, the author states “Bell estimates one-quarter of Americans over 18 are a member of any one of the company's sites...”  As stated in the Company’s Registration Statement, since inception, the Company has built a base of over 270 million members in approximately 170 countries.

In addition to the above clarifications and corrections, you should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated December 23, 2008 included in the Registration Statement on Form S-1, as amended from time to time (File No. 333-156414) which the Company filed with the SEC on December 23, 2008.  In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

This may contain “forward-looking statements.”  These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions may also identify forward-looking statements, although not all forward-looking statements include these words.  These forward-looking statements may include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which it operates and the trends that may affect that industry.  The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, short term and long term business operations and objectives and financial needs.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, customer and industry change and depend on the economic or technological circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. The Company cautions the investors that the forward-looking statements are not guarantees of future performance and that the Company’s actual results of operations, financial condition and liquidity and the development of the industry or results in which its operates may differ materially from those made in or suggested by the forward-looking statements.  In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which it operates are consistent with the forward-looking statements, they may not be predictive of results or developments in future periods.  Any or all of these forward-looking statements may turn out to be incorrect.  They can be affected by inaccurate assumptions the Company might make or by known or unknown risks and uncertainties.  Many of these factors will be important in determining future results.  Consequently, no forward-looking statement can be guaranteed.  Actual future results may vary materially.  The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov.  You may also request a copy of these documents by sending an e-mail to InvestorRelations@ffn.com or by accessing the Company’s website at www.ffn.com and clicking on “Investor Relations” in the “About Us” section.

Exhibit A

FriendFinder Plans Offer to Fend Off Its Creditors

January 19, 2009 7:17pm ET

By YOGITA PATEL

Sex sells, but will FriendFinder Networks Inc.?

The adult-entertainment and social-networking firm hopes investors are in the mood to buy as it plans an initial public offering to raise as much as $460 million to help keep its creditors at bay.

Chief Executive Marc H. Bell and Chairman Daniel C. Staton formed what is now FriendFinder Networks after buying the notes and preferred shares of General Media Inc., the former publisher of Penthouse magazine, shortly after General Media filed for bankruptcy protection in 2003.

Now, amid an IPO market that has been shut down for the most part since August, Messrs. Bell and Staton are looking to go public as FriendFinder labors under default and nearly $400 million in debt coming due in the next three years.

FriendFinder filed a registration with the Securities and Exchange Commission last month and hopes to use proceeds from the offering to pay note holders. Some observers said the planned IPO is an act of desperation.

"I can see why they're doing it," said Reena Aggarwal, a professor of finance at Georgetown University. "They have no other options."

Prof. Aggarwal said because FriendFinder has defaulted on its debt, it will need an IPO to go through relatively quickly, which is going to be difficult at a time when other companies trying to go public have withdrawn IPOs.

The company's prospectus acknowledges that its debt burden leaves it vulnerable. "Our ability to continue as a going concern is dependent on our ability to raise additional capital, including from this offering," the company said.

Mr. Staton said FriendFinder's defaults on its debt aren't monetary. The company's prospectus cited a "failure to comply with certain covenants and restrictions" as the cause of the defaults. "We're not under the gun to have to go public," he said.

FriendFinder, of Boca Raton, Fla., has experienced revenue growth -- and widening losses -- following stepped-up sales and marketing efforts. In the first three quarters of 2008, FriendFinder spent $46 million on marketing, up from $3 million in the same period a year ago.

FriendFinder's net loss for the period widened to $32.3 million from a loss of $14.8 million. Revenue was $243.9 million for the nine months ending Sept. 30, compared with $26.7 million in the year-ago period.

FriendFinder's revenue is derived primarily from subscription and adult-oriented products and services.

In addition to its social-networking sites, FriendFinder also runs live-video sites such as DoTV.com, featuring member-created shows and live broadcasts via Webcam, and Cams.com, which offers live sex chat. The company licenses the Penthouse brand to consumer-product companies and entertainment venues.

Marissa Gluck, managing partner of Radar Research, a Los Angeles research firm, said FriendFinder must vie with other social-networking and adult-content sites, and also compete with free content available on the Internet.

"In an economic climate like this, it's hard to see how many consumers are going to pay for a social network, even one as specialized as theirs," Ms. Gluck said.

Write to Yogita Patel at yogita.patel@dowjones.com

Copyright 2008 Dow Jones & Company, Inc. All Rights Reserved

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Exhibit B

GOING PUBLIC: FriendFinder Looks To Swing Into The Market

January 14, 2009 Wednesday 4:45 PM GMT

By Yogita Patel, Of DOW JONES NEWSWIRES

Sex sells, and FriendFinder Networks Inc. hopes investors are in the mood to buy as the adult-entertainment and social-networking company plans an initial public offering to raise as much as $460 million and keep its creditors at bay.

Chief Executive Marc H. Bell and Chairman Daniel C. Staton formed what is now FriendFinder Networks after buying the notes and preferred shares of General Media Inc., the former publisher of Penthouse Magazine, shortly after General Media filed for bankruptcy in 2003.

In addition to Penthouse, FriendFinder operates a spectrum of social-networking sites, the largest of which is AdultFriendFinder.com, a site that tells potential customers they can "meet real sex partners tonight."

Other sites include BigChurch.com, aimed at helping Christian adults find bible-study and marriage partners, and Bondage.com, which bills itself as the largest bondage, discipline, sadism, masochism and fetish community on the Internet.

Bell and Staton have a history of more family-friendly investments. They have put their money into, and co-produced, a number of Broadway shows, including The Wedding Singer and Hairspray. Staton has invested in minor-league baseball and hockey teams, and was an initial investor in do-it-yourself stuffed animal chain Build-A-Bear Workshop Inc. (BBW).

Staton said he and Bell are family men who approached FriendFinder Networks as an investment in a quality business offering products that people want.

"This industry sort of has an image of pinkie rings and gold chains, and Marc and I are three-piece suits," Staton said. "The penthouse, we've cleaned it up. It's still adult, but we've gone from triple-X hardcore to something a little more acceptable."

FriendFinder filed a registration with the Securities and Exchange Commission late last month and hopes to use proceeds from the offering to pay nearly $400 million to noteholders. Some observers say the planned IPO is an act of desperation for a company with a large amount of debt that will come due in the next three years.

"I can see why they're doing it," said Reena Aggarwal, a professor of finance at Georgetown University. "They have no other options."

Aggarwal said because FriendFinder has defaulted on its debt, it will need an IPO go through relatively quickly, which is going to be especially difficult at a time when other companies trying to go public have withdrawn their IPOs.

The company's prospectus acknowledges that its debt burden leaves it exposed. "Our ability to continue as a going concern is dependent on our ability to raise additional capital, including from this offering," the document says.

Staton said FriendFinder's defaults on its debt aren't monetary. The company's prospectus cited a "failure to comply with certain covenants and restrictions" as the cause of the defaults.

"We're not under the gun to have to go public," Staton said.

In addition to its social-networking sites, FriendFinder also runs live-video sites such as DoTV.com, featuring member-created shows and live broadcasts via Webcam, and Cams.com, which offers live sex chat. The company licenses the Penthouse brand to consumer product companies and entertainment venues.

FriendFinder has experienced considerable revenue growth - and widening losses - following stepped-up sales and marketing efforts. In the first three quarters of 2008, FriendFinder spent $46 million on marketing, up from $3 million in the previous year. FriendFinder's net loss for the period widened to $32.3 million from a loss of $14.8 million.

FriendFinder's revenue is derived primarily from subscription and paid-usage adult-oriented products and services.

Marissa Gluck, managing partner of Los-Angeles-based Radar Research, said FriendFinder must vie with other social-networking and adult-content sites, and also competes with free content available on the Internet.

"In an economic climate like this, it's hard to see how many consumers are going to pay for a social network - even one as specialized as theirs," Gluck said.

In its IPO filing, FriendFinder said that in addition to converting visitors to paid subscribers, its strategy includes entering new communities and foreign markets, pursuing targeted acquisitions and generating advertising revenue.

But even well-established social-networking sites such as Facebook and MySpace have struggled to figure out an advertising model, an issue that will be even more difficult for FriendFinder, Gluck said.

(Myspace is owned by News Corp. (NWS), which also owns Dow Jones & Co., publisher of this newswire.)

"FriendFinder is facing the additional burden of who's going to want to advertise on an adult Web site," Gluck said. "It's not Coca-Cola."

-By Yogita Patel, Dow Jones Newswires; 202-862-1343; yogita.patel@dowjones.com [ 01-14-09 1145ET ]

Exhibit C

Penthouse parent beefs up online biz ahead of IPO

Tue Jan 6, 2009 7:48pm EST

By Phil Wahba

NEW YORK (Reuters) - FriendFinder Networks Inc, the parent of iconic men's magazine Penthouse, plans to move toward a bigger focus on its social networking sites, even as it keeps the raunchy magazine rolling off the presses, Chief Executive Officer Marc Bell said on Tuesday.

The company filed for a $460 million initial public offering in December, despite a slow market for new issues, wanting to be ready when public markets reopen.

Bell told Reuters in an interview he hopes by the time the company clears all the regulatory hurdles, possibly as soon as early spring, investors may be more receptive to IPOs.

FriendFinder may not be shutting the pages on Penthouse, but Bell says the brand has little to do with where the broader company is headed.

"The magazine is irrelevant -- it is a good brand, but we're an Internet company," Bell told Reuters in an interview, referring to how little the publication contributes to revenue. He declined to say what its contribution is.

Still, although he soft-pedals the importance of Penthouse, sex is a common theme in the company's offerings, allowing the magazine and the FriendFinder sites to promote one another.

According to a regulatory filing, FriendFinder's revenue was $262.4 million for the nine months ended September 30, 2008.

He hopes to whet the appetite of investors with FriendFinder's recent quarterly results, which showed growth from cash operations. But it might be a hard sell since the company has posted losses in the last three years.

FriendFinder runs a number of social networking sites, most of which are designed to help adults connect for romantic and sexual relations.

Its largest site, AdultFriendFinder.com, had signed up 131 million members since its inception on September 30, 2008, according to a regulatory filing.

It also offers nonsexual sites such as AsiaFriendFinder.com and Amigos.com, which caters to Spanish speakers, although they make up a small share of revenues.

FriendFinder plans to use the IPO proceeds to pay down debt, helping it make future possible acquisitions.

Bell has been CEO since 2004 and is also managing director of Marc Bell Capital Partners, a Boca Raton, Fla. private equity firm he founded in 2003.

Penthouse Media Group paid $500 million in December 2007 to buy Various Inc, the owner of FriendFinder Networks Inc whose name it took in July 2008.

Bell estimates one-quarter of Americans over 18 are a member of any one of the company's sites, giving it the opportunity to sell more on-line advertising, which now makes up about 1 percent of revenue.

"We are as mainstream as Wal-Mart," Bell said.

Paying down debt with IPO proceeds could give FriendFinder the financial flexibility to pursue acquisitions.

"This would free up cash flow from lower debt service," said Bell, and "give us a public currency."

He declined to say what companies FriendFinder may be eyeing.

So far, FriendFinder's IPO is being solely underwritten by Russian firm Renaissance Capital, although Bell expects others to take part in the IPO when it is launched.

"Sixty-five percent of our member base is outside of the U.S., so we wanted a global bank. I anticipate we will be adding more people to the cover," he said of the potential to add bookrunners.

(Editing by Andre Grenon)

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